UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-37899

CUSIP Number: 018626 101

NOTIFICATION OF LATE FILING

(Check One):    ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alliance MMA, Inc.

Full Name of Registrant

Former Name if Applicable

590 Madison Avenue, 21st Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the Company’s efforts to resolve certain matters relating to non-cash compensation expenses incurred prior to the Company’s initial public offering on September 30, 2016, the compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending December 31, 2016 could not be completed and filed by the Company without undue hardship and expense to the Company. The Company anticipates that it will file its Form 10-K for the period ended December 31, 2016 within the “grace” period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul K. Danner, III	212	739-7825
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alliance MMA, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2017	By:	/s/ Paul K. Danner, III
Paul K. Danner, III Chairman and CEO

Explanation of Anticipated Change in Results of Operations

On September 30, 2016, in connection with its initial public offering, the Company completed the acquisition of the mixed martial arts business assets of seven private companies and purchased the mixed martial arts related media libraries of two others. From the formation of the Company on February 12, 2015 until September 30, 2016, the Company had no operations or revenue, limited assets consisting only of prepaid expenses, and liabilities incurred in connection with the anticipated initial public offering and concurrent acquisition of assets. Accordingly, for the fiscal year ended December 31, 2015, the Company had total assets of $25,000, total liabilities of $406,167, and loss from operations of $386,456 . During that period, the Company had no cash flow from operations, cash flow from borrowing from an affiliate of $358,739, and net loss per share of $0.07. As a result of the completion of the initial public offering and the acquisitions described above, and after adjusting for certain non-cash compensation expenses incurred prior to the initial public offering, we estimate that, for the fiscal year ended December 31, 2016, the Company will have assets of approximately $14.0 million and total liabilities of approximately $0.3 million, and will incur a loss from operations of approximately $3.3 million, or approximately $0.46 per share.